Exhibit 99.2

Management’s Discussion and Analysis

The following discussion is a review of the financial position of Claude Resources Inc. (“Claude” or the “Company”) as at March 31, 2009 compared to December 31, 2008, and the results of operations for the three months ended March 31, 2009 compared with the corresponding periods of 2008.  This discussion is the responsibility of Management and the information within this Management’s Discussion and Analysis (“MD&A”) is current to May 13, 2009 (except as otherwise noted).  The Board of Directors reviewed and approved the disclosure presented herein through its Audit Committee.  This discussion should be read in conjunction with the Company’s 2008 annual Management’s Discussion and Analysis and 2008 annual audited consolidated financial statements and notes thereto. All amounts are expressed in Canadian dollars, except where otherwise indicated.

Note To Investors

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032

Overview

Claude Resources Inc. is a gold and oil & natural gas producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company’s entire asset base is located in Canada.  Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. The Company also has working interests in oil & natural gas wells located in both Saskatchewan and Alberta that are being held for sale.

The Company’s primary mission is to create significant shareholder value through gold exploration and mining.  Its vision is to be highly valued by all stakeholders for its ability to discover, develop and produce gold in a safe, environmentally responsible and profitable manner.  The Company’s goals include:

•	Increasing its resource base through aggressive exploration programs;
•	Developing profitable mining operations at the Seabee Operation;
•	Strengthening its Balance Sheet and maintaining liquidity; and
•	Increasing value to shareholders.

Exploration

At the Madsen property, Claude’s objective is to fully assess the potential for high grade gold mineralization while continuing to de-water the Madsen shaft to provide additional underground access.  The Company is very encouraged by the high grade gold intercepts (including 0.97 ounces per ton over 8.2 feet, 0.75 ounces per ton over 25.9 feet and 3.71 ounces per ton over 2.5 feet) (1) recently reported from its directionally-assisted underground drill program from the 10th level of the Madsen mine shaft.

(1)   Historically, Madsen results have been reported in ounces per ton and feet (imperial).

Claude’s gold exploration efforts at the Seabee Operation continue to focus on land positions within trucking distance of the mill: the Santoy 8 and 8E zones, the Porky zones and Seabee Deep.  The Company is currently completing the environmental studies and permitting required for planned commercial mining of the Santoy 8 and 8E deposits in 2009.  Recently released results from Claude’s underground drill program at Seabee Deep included 30.60 grams per tonne of gold over 2.5 metres true width.

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)

Operations

The Company will continue to focus on the profitability of the Seabee mining operations.  This will be accomplished through a combination of improved grade control, stringent cost controls and developing the production profile at lower cost satellite ore bodies.

Financial Capacity

The Company intends to build its cash reserves and maintain access to financial markets to ensure continued funding of exploration efforts and expansion of mining projects.

Subsequent to the balance sheet date, the Company completed a two part offering whereby a total of 8,599,100 units and 5,333,000 flow-through shares were issued at prices of $0.75 and $0.80.  Gross proceeds from the offering was $10.7 million.  Each unit issued included one-half of one transferable common share purchase warrant which entitles the holder to acquire one common share of the Company at a price of $0.90 for a period of 18 months subsequent to the completion of the offering.  The Company used the proceeds from this offering to strengthen its balance sheet and reduce interest expense by initiating the re-purchase of a portion of its outstanding 12 percent senior secured debentures.

Exploration

Claude Resources continued its aggressive exploration and development strategy during the first quarter, focusing at Madsen on Phase I of the underground 8 Zone drill program and continued evaluation of the Starratt Olsen Footwall and Fork Zone target areas.  In preparation for an expanded underground program, shaft dewatering continued, surpassing the 12th level.  Historic data capture, compilation and validation continued with the results anticipated to be released in a National Instrument 43-101 Technical Report during the third quarter.

At the Seabee property, exploration focused on drill testing, permitting and developing satellite ore bodies to be used as supplemental feed for the Seabee mill.  Building on the 2008 resource upgrade at Santoy 8, the Company submitted an Environmental Impact Statement and continues to move the project towards commercial production.  In preparation for a 2009 bulk sampling program at the Porky West deposit, infill drilling was completed.

Exploration activities were carried out under the direction of Qualified Person, Brian Skanderbeg, P. Geo., Vice President Exploration for Claude.

Madsen Project

The Madsen Property comprises over 10,000 acres and, having produced in excess of 2.4 million ounces, is the third largest gold producer in the Red Lake camp.  Infrastructure includes a fully functional 500 ton per day mill, 4,000 foot deep shaft and permitted tailing facility.

The high grade 8 Zone was discovered in 1969 and produced through to mine closure in 1976 between the 23rd and 27th levels.  Underground mapping and historic documentation identifies a series of high-grade, quartz-vein systems and silicification associated with a complexly-folded package of mafic and ultramafic lithologies. Historic drilling immediately above and below the 27th level, the deepest production level, returned drill intercepts including 0.80 ounce per ton over 14.4 feet, 2.68 ounce per ton over 6.8 feet and 1.25 ounce per ton over 3.0 feet.

Exploration during the first quarter focused on Phase I of the 8 Zone underground drill program.  Initiated in December of 2008 from the 10th level, the planned directional-drilling program included testing of the plunge extension of the 8 Zone within 1200 feet of infrastructure as well as conceptual targets along the 8 Zone shear system.  The results released to date demonstrate high grade continuity of the 8 Zone system to 300 feet below infrastructure, with all holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. Drilling also suggests the potential for at least one sub-parallell, mineralized structure in the footwall of the 8 Zone  (see Media Releases dated February 17, 2009: “Claude Resources Intercepts 3.71 oz/ton over 2.5 feet at Madsen Deep” and April 21, 2009: “Claude Resources Intercepts 0.75 oz/ton over 25.9 feet at Madsen Deep”).  Given the success of the program to date, Management is considering modification of the planned surface exploration program as well as the addition of a second underground drill rig.

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Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)

The Starratt Olsen mine, located approximately 2.2 kilometres south of the Madsen mine, operated from 1948 through 1956 producing approximately 164,000 ounces of gold at 0.18 ounces per ton.  Geologically, the mine is analogous to the Madsen setting, with historic production from replacement-style, ‘tuff’ mineralization and a highly prospective and underexplored footwall mafic-ultramafic package.  Following the discovery of high grade, shear-hosted vein systems associated with the footwall contact of the ultramafic trend, exploration continued on two high priority target areas. Results from the follow-up drilling outlined significant near-surface gold mineralization (see Media Release dated February 10, 2009: “Claude Resources Continues to Intercept near Surface Gold Mineralization at Starratt Olsen, Madsen Property”).  Further drilling at Starratt Olsen is planned for mid-September.

The Fork zone target area is located 1.3 kilometres southwest of the Madsen headframe.  It is host to both replacement style and high grade, vein-hosted mineralization associated with the hanging wall contact of the mafic-ultramafic trend.  Previous drilling shows continuity of several visible gold-bearing vein systems over a strike length in excess of 1,300 feet (see Media Release dated April 16, 2008: “Claude Resources Reports Drill Results of 17.32 g/t Au over 10.33 metres”).  Further surface drilling at the Fork Zone is scheduled to begin in mid-July.

In preparation for the advancement of underground exploration and a revised resource estimate, compilation and verification of historic mine data continued throughout the first quarter. Drillhole data capture continued with the present database incorporating in excess of 13,000 historic boreholes. SRK Consulting has initiated a National Instrument 43-101 compliant resource estimate and supporting Technical Report that is anticipated to be completed during the third quarter.

Santoy 8 Project

The Santoy 8 and 8E deposits are located approximately 14 kilometres east of the Seabee Mine and accessed via an all-weather road.  Gold mineralization is hosted in siliceous, skarnified, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills.  The mineralized lenses dip moderately to steeply eastward and are interpreted to be amenable to bulk mining techniques.  Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a width of 350 metres and remains open along strike and down plunge to the north.  The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, width of 250 metres and remains open along strike and down plunge to the north.  True thickness of the Santoy 8 and 8E ore deposits varies from 1.5 metres to 30 metres.

During 2008, Claude updated its National Instrument 43-101 compliant mineral resource calculation for Santoy 8 and conducted an economic study to evaluate the portion of mineral resources it plans to mine in the first three years of the Santoy 8 project.  The upgrading of the resource model is the Company's first step in the transition from exploration through bulk sampling to commercial production at the Santoy 8 deposits.

At December 31, 2008, the mineral reserve at Santoy 8 was 177,300 tonnes at 7.02 grams per tonne, the indicated mineral resources consisted of 545,600 tonnes at 8.98 grams per tonne and the inferred mineral resource was 391,500 tonnes at 8.08 grams per tonne.

The Santoy 8 Power Line Project, which will tie this property to the provincial power grid, continued during the first quarter of 2009.  Phase One and Phase Two of the project, consisting of the erection of the power line poles and power line installation respectively, have now been completed.  The final phase, which involves the installation of the main transformer, is expected to be completed during the second half of 2009.

Claude views the Santoy 8 project as a key driver in the expansion of the Seabee Operation and in lowering operating costs over the next three years.  The Company is currently completing the environmental assessments and permitting required for planned commercial mining of the Santoy 8 and 8E deposits in 2009.

Porky

Claude wholly owns the Porky Lake structural zones located approximately three kilometres northwest of its Seabee gold mill.  The Porky Lake West and Porky Lake East (“Pigeon Lake”) gold zones lie on opposite flanks of the large Porky Lake anticline, along a gold-bearing horizon which has been traced intermittently over 7.5 kilometres from the western extent of Porky West zone to the north of the Pigeon Lake zone in the east.  Drill testing from 2002 to 2006 successfully discovered two structural zones of significant mineralization, Porky Main and Porky West.  The extensive mineralized horizon in the Porky Lake Region will continue to be explored by surface prospecting and geochemical surveys and further drill testing.  Additional drilling at Porky West began in March 2009 and is expected to be completed during the second quarter.

Claude Resources Inc	3

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)

As a follow up to a 2006 bulk sample program at the Porky West site, Claude obtained an additional 35,000 tonne bulk sampling permit and, in June 2008, dewatering of the decline and underground development was initiated.  Once preparations were completed, a decline was driven down to access the 75-11 sill and a cut and fill lift is planned on the 65-11 sill during the initial phase of the expanded bulk sampling program.  The Company plans to sample additional tonnes from Porky West during 2009.

At December 31, 2008, the mineral reserve at Porky West was 81,400 tonnes at 4.29 grams per tonne while the inferred mineral resource at Porky West was 76,000 tonnes at 6.39 grams per tonne. At Porky Main, the indicated mineral resources consisted of 160,000 tonnes at 7.50 grams per tonne and the inferred mineral resource was 70,000 tonnes at 10.43 grams per tonne.

Combined with the Santoy 8 deposits, the potential commercial development of Porky West brings the Company closer to full integration of satellite production into the Seabee central milling complex.

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Geochemical analyses were submitted to TSL Laboratory in Saskatoon, Saskatchewan, Accurassay Laboratories at Thunder Bay, Ontario and or the Seabee minesite lab. Both external laboratories are ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and/or screen fire finish. Intercepts are reported as drilled widths and range from 65 percent to 90 percent of true widths. Composite intervals were calculated using a 3.00 grams per tonne cut-off and may include internal dilution.

2009 Mining Operations

Seabee Operation

For the quarter ended March 31, 2009, Claude milled 54,190 tonnes at a grade of 6.36 grams per tonne (Q1 2008 - 51,110 tonnes at 5.37 grams per tonne).  Sales volume for the quarter was 10,070 ounces of gold compared to 8,819 ounces of gold in Q1 2008, an increase of 14 percent year over year.  Produced ounces for the period increased by 26 percent to 10,613 ounces from 8,423 ounces in Q1 2008.  During the first quarter of 2009, approximately two weeks of production was interrupted due to required maintenance on the underground rockbreaker and when a remote production scoop was damaged by a fall of ground from the footwall in 9311 block.  Production losses were minimized by accessing lower grade ore material.

Seabee Operation Q1 2009 Gold Production and Cost Statistics

	March 31	March 31
	2009	2008

Tonnes Milled	54,190	51,110
Head Grade (grams per tonne)	6.36	5.37
Recovery (%)	95.8%	95.4%
Gold Produced (ounces)	10,613	8,423
Gold Sold (ounces)	10,070	8,819
Operating Expenses (CDN$ thousands)	$7,736	$6,425
Cash Operating Cost (CDN$ per ounce) (1)	$768	$729
Cash Operating Cost (US$ per ounce) (1)	$618	$725

(1) For an explanation of the use of non-GAAP performance, please refer to “Non-GAAP Performance Measures”.

Total mine operating costs increased 20 percent to $7.7 million from $6.4 million during the same period in 2008.  This result was due to increases in mined and milled tonnage, as well as higher material and service costs.  2009 forecast operating costs are anticipated to drop modestly with the Company’s past and continued investment in new mobile equipment and mining facilities.

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Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)

Seabee Mineral Reserves and Mineral Resources

Modest surface and underground drill programs were undertaken at Seabee in 2008.  At December 31, 2008, proven and probable reserves in the Seabee Mining Area were 998,400 tonnes, grading 6.82 grams per tonne or 219,000 ounces.  In addition, the Company’s mineral resources at its Seabee mining area also included measured and indicated mineral resources of 196,100 ounces and inferred mineral resources of 391,100 ounces.

Seabee Mining Area Mineral Reserves and Mineral Resources

Mineral Reserves and Resources
Proven and Probable Reserves
Projects	December 31, 2008			December 31, 2007
	Tonnes	Grade (g/t)	~Ozs	Tonnes	Grade (g/t)	~Ozs
Seabee	685,700	6.98	154,000	934,100	6.69	201,000
Santoy 7	54,000	7.95	13,800	114,300	6.74	24,800
Santoy 8	177,300	7.02	40,000	-	-	-
Porky West	81,400	4.29	11,200	-	-	-
Totals	998,400	6.82	219,000	1,048,400	6.70	225,800
Measured and Indicated Mineral Resources
Projects	December 31, 2008			December 31, 2007
	Tonnes	Grade (g/t)	~Ozs	Tonnes	Grade (g/t)	~Ozs
Santoy 7	-	-	-	-	-	-
Santoy 8	545,600	8.98	157,500	-	-	-
Porky Main	160,000	7.50	38,600	160,000	7.50	38,600
Porky West	-	-	-	90,000	7.33	21,200
Totals	705,600	8.64	196,100	250,000	7.44	59,800
Inferred Mineral Resources
Projects	December 31, 2008			December 31, 2007
	Tonnes	Grade (g/t)	~Ozs	Tonnes	Grade (g/t)	~Ozs
Seabee	950,000	8.19	250,000	1,020,000	8.09	265,200
Santoy 7	-	-		10,000	10.00	3,200
Santoy 8	391,500	8.08	102,000	910,000	6.10	178,500
Porky Main	70,000	10.43	23,500	70,000	10.43	23,500
Porky West	76,000	6.39	15,600	130,000	5.00	20,900
Totals	1,487,500	8.17	391,100	2,140,000	7.14	491,300

In 2009, Claude is planning in excess of 30,000 metres of underground drilling to replace 2009 production.  Drilling will evaluate downplunge extensions of the Seabee ore shoots as well as targets east of the present mining areas.   Recent drill results from Claude's 2009 underground exploration program at Seabee Deep include the following:

•	7.41 grams per tonne (7.41 grams per tonne cut) of Gold over 2.7 metres True Width (Hole U09-602);
•	43.13 grams per tonne (30.60 grams per tonne cut) of Gold over 2.5 metres True Width (Hole U09-605);
•	59.19 grams per tonne (11.34 grams per tonne cut) of Gold over 2.2 metres True Width (Hole U09-606);
•	23.64 grams per tone (10.61 grams per tonne cut) of Gold over 2.6 metres True Width (Hole U09-609); and
•	18.28 grams per tonne (16.53 grams per tonne cut) of Gold over 1.6 metres True Width (Hole U09-610).

Further sequential drill results of the 2009 underground drill program from the 900 metre level drill station are presented within the Media Release dated February 2, 2009: “Claude Resources Inc. Intercepts 30.6 grams of gold per Tonne (Cut) Over 2.5 Metres True Width”.

These recent results extend the high grade Gold mineralization at Seabee Deep and represent a very positive start to the Company's 2009 exploration program at Seabee.  Due to the close proximity of this discovery to existing development, it is believed that these results will positively impact head grade delivered to the Company's central milling facility at the Seabee Mining Camp during 2009.

Claude Resources Inc	5

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)

The Mineral Reserves and Mineral Resources estimates are conducted under the direction of Qualified Persons, Philip Ng, P.Eng., Vice President Mining Operations and Brian Skanderbeg, P.Geo, Vice President Exploration.

Health, Safety and Environment

For 2009, Management will continue to focus on strengthening its operational team and management systems to improve performance in matters related to health, safety and the environment.  The focus in 2009 is to improve the training and skill sets of our employees.  To this end, the Company has identified appropriate courses developed by experienced professionals in their fields.  This training will be delivered both off site as well as on site to maintain a high level of applicability of this training.  In addition, to further reduce potential risk of inadvertent discharges to the environment, the Company has retained professional engineering firms to conduct external reviews of its facilities, operating processes, procedures and systems.

Results of Operations

The Company reports its results of operations based on Canadian Generally Accepted Accounting Principles (“GAAP”).

Financial

For the quarter ended March 31, 2009, the Company recorded a net loss of $1.0 million, or $0.01 per share.  This compares to net earnings of $0.4 million, or $0.00 per share, after a $2.2 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares, for the comparable period in 2008.

Revenue

Gold revenue from the Company’s Seabee Operation for the quarter ended March 31, 2009 increased 42 percent to $11.5 million from $8.1 million reported in the first quarter of 2008.  The increase was a result of increased gold sales volume (Q1 2009 - 10,070 ounces; Q1 2008 - 8,819 ounces) combined with a 24 percent increase in Canadian dollar gold prices realized: Q1 2009 - $1,146 (US $920); Q1 2008 - $921 (US $918).

Expenditures

For the three months ended March 31, 2009, total mine operating costs increased 20 percent to $7.7 million from $6.4 million for the same period last year.  Consistent with the past several quarters, operating costs have been under pressure due to increasing labour and consumable material costs.  These higher operating costs divided by slightly improved gold sales volume resulted in a six percent increase in Canadian dollar cash operating cost per ounce:  Q1 2009 - CDN $768 (US $617); Q1 2008 - CDN $729 (US $725).

Total Cash Costs per Gold Ounce Sold(1)

	Three months ended
	Mar 31	Mar 31
	2009	2008
Cash operating cost (CDN$ thousands)	$7,736	$6,425
Divided by ounces sold	10,070	8,819
Total cash cost per ounce (CDN$)	$768	$729

CDN$ Exchange Rate	1.2453	1.0042
Total cash cost per ounce (US$)	$617	$725

(1)	Cash cost per gold ounce sold is a non-GAAP performance measure. For an explanation of the use of non-GAAP performance, please refer to “Non-GAAP Performance Measures”.

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Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)

Depreciation, Depletion and Accretion

During the first quarter of 2009, depreciation, depletion and accretion was $4.2 million, a 62 percent increase from the $2.6 million reported for the comparable period in 2008.  These results were due to a higher asset base combined with fewer reserve tonnes at the Seabee Operation.

General and Administrative Expense

For the quarter ended March 31, 2009, general and administrative costs of $1.0 million were relatively unchanged period over period.

Interest and Other

For the quarter ended March 31, 2009, interest and other expenses increased to $0.3 million (Q1 2008 - $0.2 million).  This increase is mainly attributable to gains resulting from gold derivative contracts offset by the interest paid on the Company’s 12 percent senior secured debentures.

Income Taxes

The income tax recovery of $2.2 million noted in the first quarter of 2008 was the estimated income tax benefit arising from the issuance of flow-through shares.  As there were no flow-through shares issued in 2008, there is no similar benefit for 2009.

Liquidity & Financial Resources

At March 31, 2009, the Company had working capital of $15.5 million (December 31, 2008 - $19.2 million).  Included in working capital at March 31, 2009 are the demand loans of $3.4 million (December 31, 2008 - $4.0 million).  These are demand loans and have been classified as current liabilities.  The decrease in working capital is attributable to capital investment at the Company’s Seabee and Madsen properties as well as demand loan and debenture interest repayments.

Earnings before interest, taxes, deprecation and amortization (EBITDA)(1) was $2.8 million (Q1 2008 - $0.6 million).

(1)	For an explanation of the use of non-GAAP performance, please refer to “Non-GAAP Performance Measures”.

Working Capital and Current Ratios

Dollars, in thousands of CDN dollars	Mar 31	Dec 31	Percent Increase (Decrease)
	2009	2008	2009	2008

Current assets	35,321	36,719	(4)	21
Current liabilities	19,871	17,511	13	73
Working capital	15,450	19,208	(20)	(50)
Current ratio	1.8	2.1	(14)	(30)

The Company’s typical cash requirement over the first and second quarters of each year is significant because of the winter ice road resupply for the Seabee Mining Operation, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.  In December 2008, the Company sold certain of its natural gas interests in Alberta for gross proceeds of $11.2 million.  Proceeds from the sale were used to support the Madsen exploration program and for general corporate purposes.  The Company is continuing to investigate its options with respect to divesting its non-core assets including its remaining oil & natural gas assets, the proceeds of which may decrease the need for additional short-term capital.

Investing

Mineral property expenditures during the first three months of 2009 were $8.1 million, a $0.5 million increase from the same period in 2008. Year to date, expenditures were comprised of the following: Seabee mine development of $2.7 million (Q1 2008 - $2.1 million); exploration costs, focusing primarily on the Madsen exploration project, of $2.7 million (Q1 2008 - $2.4 million); and property, plant and equipment expenditures of $2.7 million (Q1 2008 - $3.1 million). Property, plant and equipment expenditures include mining equipment, camp infrastructure and Madsen dewatering charges.

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Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)

Financing

Financing activities during the first quarter of 2009 included the issuance of 421,056 common shares pursuant to the Company’s Employee Share Purchase Plan.

The $0.4 million increase in Royalty obligations and $0.2 million decrease in deferred revenue was a result of the accrual of interest expense and amortization of certain fees relating to the Red Mile royalty transactions.

During the first three months of this year, the Company repaid $0.5 million of its outstanding demand loans .  The proceeds and repayments of capital lease obligations relate primarily to production equipment.

On April 9, 2009, the Company completed a private placement offering whereby a total of 8,599,100 units and 5,333,000 flow-through shares were issued at a price of $0.75 and $0.80, respectively.  Gross proceeds from the offering was $10.7 million.  The units issued included one-half of one transferable common share purchase warrant which entitles the holder to acquire one common share of the Company at a price of $0.90 for a period of 18 months subsequent to the completion of the offering.

Capital Structure

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.  Short-term debt facilities include access to a $3.5 million operating line of credit

The Capital structure is a follows:

Capital Structure, in thousands of CDN dollars			Mar 31	Dec 31
	Interest	Maturity	2009	2008

Operating line of credit (1)	Prime + 1.25%		$695	$-
Demand loan # 1	5.99%	Feb/2010	1,031	1,302
Demand loan # 2	Prime + 1.50%	Aug/2011	2,417	2,667
Debenture	12%	May/2013	16,636	16,575
Total debt			$20,779	$20,544
Shareholders’ equity			$86,562	$87,072
Total debt to capital			.24	.24

(1) Short-term debt facilities include access to a $3.5 million operating line of credit.

On April 20, 2009, the Company announced an offer to purchase a portion of its outstanding 12 percent senior secured debentures.  A total of $10.5 million has been deposited in trust to facilitate this offer to purchase.  The funds represent approximately 58 percent of the total principal amount of the debentures.  The offer to purchase is being made on a pro rata basis to all debenture holders and expires at the close of business on May 25, 2009.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations in revenue, Claude may undertake hedging transactions, from time to time, in respect of the price of gold and foreign exchange rates.

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Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)

Contractual Obligations

At March 31, 2009, there were no significant changes to the Company’s contractual obligations from those reported in the Management’s Discussion and Analysis for the year ended December 31, 2008.

Balance Sheet

The Company’s total assets were $218.7 million at March 31, 2009, compared to $215.4 million at year-end 2008.  The $3.3 million increase is primarily comprised of the following:  a $2.6 million increase in Accounts receivable - attributable to the timing of the sale and receipt of proceeds from the Company’s gold sales; an $8.5 million increase in Inventories and stockpiled ore - largely a result of the annual winter ice road resupply whereby the Company purchases large consumable items utilized by the Seabee Operation; a $4.0 million increase in Mineral properties primarily comprised of development and property, plant and equipment additions at the Seabee Operation as well as exploration and mine dewatering costs at the Madsen property; and, offsetting these, an $8.4 million decrease in Cash and cash equivalents largely due to the annual winter ice road resupply and a $4.2 million decrease in Interest receivable on restricted promissory notes, a result of the interest earned during 2008 being used to satisfy the royalty obligation incurred during 2008.

Total liabilities were $132.2 million at March 31, 2009, compared to $128.4 million at December 31, 2008.  The $3.8 million increase was primarily comprised of the following:  a $0.7 million increase in Bank indebtedness; an increase of $5.9 million in Accounts payable and accrued liabilities, largely due to the Seabee winter ice road resupply; a $1.1 million increase in Obligations under capital lease and a $0.4 increase in Royalty obligations.  Offsetting these was a $4.1 million decrease in Interest payable on royalty obligations offset using the interest received from the restricted promissory notes; a $0.5 million decrease in Demand loans; and a $0.4 million decrease in Assets held for sale.

Shareholders’ equity decreased by $0.5 million to $86.6 million at the end of the first quarter 2009, from $87.1 million at December 31, 2008. This result is primarily attributable to the following:  an increase in Share capital of $0.1 million and a $0.3 million increase in Contributed surplus.  Offsetting these, a $1.0 million decrease in Retained earnings which was due to the loss incurred by the Company during the period.

Selected Quarterly Financial Data

The following table provides summary financial data for the Company’s last eight quarters:

Quarterly Information
	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Unaudited ($ millions)	2009	2008	2008	2008	2008	2007	2007	2007

Gold sales	11.5	12.1	10.9	9.9	8.1	11.0	8.2	5.0
Net earnings (loss)	(1.0)	2.4	(1.7)	(0.8)	0.4	(1.8)	(1.8)	(3.4)
Net earnings (loss) per share(1)	(0.01)	0.03	(0.02)	(0.01)	0.00	(0.02)	(0.02)	(0.04)
Average realized gold price (CDN$ per ounce)	1,146	990	888	915	922	776	720	695
Average realized gold price (US$ per ounce)	920	816	853	906	918	790	689	633
Ounces sold(2)	10,100	12,200	12,300	10,800	8,800	14,200	11,400	7,100
Tonnes milled(3)	54,200	61,500	57,800	58,000	51,100	65,500	65,700	49,400
Ounces produced(3)	10,600	13,600	12,000	11,500	8,400	12,200	15,100	9,800
Grade processed (grams per tonne)	6.36	7.09	6.77	6.45	5.37	6.08	7.46	6.38
Cash cost per ounce(4) (CDN$ per ounce)	768	683	757	750	729	610	591	726

CDN$/US$ Exchange	1.2453	1.2124	1.0418	1.0100	1.0042	0.9818	1.0448	1.0984

(1)   Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
(2)   Excludes ounces sold from Santoy 7 and Porky Lake bulk samples.
(3)    Includes ounces produced and tonnes milled from Santoy 7 and Porky Lake bulk samples.
(4)     For an explanation of non-GAAP performance measures refer to “Non-GAAP Performance Measures”.

Claude Resources Inc	9

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)

The financial results for the last eight quarters reflect the following general trends: relatively constant gold sales over the period; improvement in average realized gold prices aided by the weakening Canadian dollar; relatively constant gold production notwithstanding Q1 2008; relatively stable grade processed; increasing cash cost per ounce - a result of increased mine operating costs offset by increased gold sales volume.

Critical Accounting Estimates

Certain of the Company’s accounting policies require that Management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  For a discussion of those estimates, please refer to the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008, available at www.sedar.com.

Risks and Uncertainties

Risks and uncertainties related to economic and industry factors are described in detail in the Company’s Annual Information Form and remain substantially unchanged.

Key Sensitivities

Earnings from Claude’s gold operation is sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow are as follows:

Gold

For a US $10 price movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.5 million, or $0.01 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.6 million, or $0.01 per share.

Outstanding Share Data

At March 31, 2009, there were 97,533,086 common shares outstanding.   This compares to 97,112,030 shares outstanding as at March 31, 2008.  Subsequent to the balance sheet date, Claude issued 8,599,100 shares pursuant to the completion of the private placement announced on April 9, 2009.  An additional 5,333,000 flow-through shares were issued pursuant to this same transaction.  At May 13, 2009, there were 111,465,186 common shares issued and outstanding.

In addition, at March 31, 2009 there were 4.1 million director, officer, key employee and consultant stock options and 1.8 million warrants outstanding, with exercise prices ranging from $0.34 to $2.10 per share.  This compares to 3.5 million director, officers, key employee and consultant stock options outstanding at December 31, 2008 with exercise prices ranging from $0.34 to $2.10 per share.

Assets Held For Sale and Related Operations

During the third quarter of 2008, the Company announced plans to divest of its oil and natural gas assets (see Media Release dated July 14, 2008:  “Claude Resources Inc. - Puts Oil & Natural Gas Assets on the Market”).  As required by Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3475:  Disposal of Long-Lived Assets and Discontinued Operations - the related assets and liabilities have been reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the unaudited consolidated balance sheets and the related results of operations have been presented as operations held for sale in the unaudited consolidated statements of earnings (loss) and cash flows for all periods presented.  Refer to Note 4 to these unaudited consolidated financial statements for detailed information relating to the operations held for sale.

Provided below is Management’s discussion and analysis as it relates to its oil and natural gas operations:

Net oil, ngls and natural gas revenue for the quarter ended March 31, 2009 decreased 57 percent to $0.3 million from $0.7 million reported for the same period in 2008. This result was attributable to a decrease in petroleum and natural gas prices realized, normal production declines and the disposition of the Company’s working interest share in the Edson property. In addition, net revenues were impacted by the sale of one third of the Company’s working interest in its Alberta oil and natural gas properties in exchange for the elimination of a 70% overriding royalty.

Claude Resources Inc	10

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)

Oil, ngls and natural gas operating costs for the first three months of 2009 decreased 60 percent period over period to $0.2 million (Q1 2008 - $0.5 million).  This was largely the result of the divestiture of one third of the Company’s working interest in its Alberta assets and the divestiture of the Company’s Edson assets.

Changes in Accounting Policies and Recent Accounting Pronouncements

Refer to Note 2 to these unaudited interim consolidated financial statements for information pertaining to accounting changes effective January 1, 2009.

The following summarizes future accounting policy changes that will be relevant to the Company’s consolidated financial statements subsequent to March 31, 2009:

International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board (AcSB) has confirmed that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011.  An April 2008 exposure draft issued by the CICA, Adopting IFRS in Canada, makes possible the early adoption of IFRS by Canadian entities.

In January 2008, the United States Securities and Exchange Commission (“SEC”) issued a final rule that would allow some foreign private issuers to use IFRS, without reconciliation to US GAAP.  The Company does not plan to adopt IFRS prior to the CICA mandatory deadline of January 1, 2011.

Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

In order to plan for and to achieve a smooth transition to IFRS, Claude has established a project team to assess the potential impacts of the transition to IFRS.  The project team has developed a detailed plan to ensure compliance with the new standards.  Regular progress reports on the status of Claude’s IFRS implementation project are provided to Senior Management and to the Audit Committee.  A major public accounting firm has been engaged to provide technical accounting advice and project management guidance in the conversion to IFRS.

The Company’s implementation project consists of three primary phases:

•
Phase 1: Preliminary Study and Diagnostic.  This phase included performing a high-level impact assessment to identify key areas that may be impacted by the adoption of IFRS.  This analysis resulted in the prioritization of areas to be evaluated in the next phase of the project plan.  The information obtained from the assessment was also used to develop a detailed plan for convergence and implementation.  During phase 1, an analysis was also performed to assess whether information technology systems used to collect and report financial data required modification in order to meet new reporting requirements under IFRS.

•
Phase 2: Detailed Component Evaluation.  In this phase, further evaluation of the financial statement areas impacted by IFRS will be completed.  This will involve a more detailed, systematic gap analysis of accounting and disclosure differences between Canadian GAAP and IFRS.  This detailed assessment will facilitate final decisions around accounting policies and overall conversion strategy.  This phase also involves specification of changes required to existing business processes and procedures.

•
Phase 3: Implementation and Review.  This phase includes the execution of changes to business processes and procedures impacted by Claude’s transition to IFRS and formal approval of recommended accounting policy changes.  Also included in this phase is the delivery of necessary IFRS training to Claude’s Audit Committee, Board of Directors and staff.  This phase will culminate with the collection of financial information necessary to compile IFRS compliant financial statements, commencing in 2011.

Claude completed the preliminary study and diagnostic phase during the fourth quarter of 2008 and is now in the detailed component evaluation phase.  Claude’s analysis of the areas that may be impacted by the adoption of IFRS has identified a number of differences.  Claude is currently assessing the impact of the adoption of IFRS on its results of operations, financial position and financial statement disclosures.  In addition, Claude continues to assess the impact of the conversion on internal controls over financial reporting and disclosure controls and procedures.  Claude has and will continue to invest in training and resources throughout the transition period.

Claude Resources Inc	11

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)

Non-controlling Interest

Effective January 1, 2011, the Company will be required to adopt CICA Handbook Section 1602, Non-controlling Interests, which with CICA Handbook Section 1601, will supersede the existing business combinations standard.  This section establishes the standards for the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  A non-controlling interest in a subsidiary will be required to be classified as a separate component of equity under this standard.  The Company is reviewing the impact that this standard will have on its consolidated financial statements.

Business Combinations

Effective January 1, 2011, the Company will be required to adopt CICA Handbook Section 1582, Business Combinations, which will supersede the existing business combinations standard.  This section requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition.  In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings.  The Company is reviewing the impact this standard will have on its consolidated financial statements.

Non-Gaap Performance Measures

The Company utilizes non-GAAP performance measures as supplemental indicators of operating performance and financial position.  These non-GAAP performance measures are used internally by the Company for comparing actual results from one period to another.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings Before Interest, Income Taxes, Depreciation and Amortization (EBITDA)

Claude uses EBITDA as a supplemental financial measure of its operational performance.   Management believes EBITDA to be an important measure of its capacity to generate income from operations as it excludes the effects of items which primarily reflect the impact of long-term investment decisions and finance strategies, rather than the performance of the Company’s day-to-day operations.  The Company measures EBITDA as net income before operations held for sale, as reported in accordance with GAAP, plus income taxes, interest expense, and depreciation, depletion and accretion.

The Company believes that this measurement is useful in measuring the Company’s ability to service debt and to meet other payment obligations or as a valuation measurement. The following table provides a reconciliation of the Company’s calculation of EBITDA:

Dollars, in thousands of CDN dollars	Mar 31	Mar 31
	2009	2008

Earnings (loss) from continued operations	(1,034)	461
Income taxes	-	(2,240)
Interest and other	(304)	(182)
Depreciation, depletion and accretion	4,156	2,556
EBITDA	2,818	595

As compared to net earnings (loss) according to GAAP, EBIDTA is limited in that it does not reflect the periodic costs of certain capitalized assets used in generating revenues, or the non-cash charges associated with impairments and shutdown-related costs, or gain on sale of long-term investments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities.

Claude Resources Inc	12

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)

Cash Operating Cost Per Ounce

The Company reports its operating, depreciation and depletion costs on a per-ounce sold basis, based on uniform standards developed by the Gold Institute.  Management uses this measure to analyze the profitability, compared to average realized gold prices, of its Seabee Operation.  Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow the Gold Institute standards.

Outlook

For 2009, the Company will continue to focus on the following:

i)
Advancing the 22,000 metre underground and 10,500 metre surface exploration drill programs at the Company’s 100 percent owned Madsen exploration property with a continuation of the shaft dewatering program;

ii)	Complete a National Instrument 43-101 resource estimate at Madsen;
iii)	At the Seabee Operations, continue Seabee Mine/Deep exploration and development to increase or sustain reserves and resources;
iv)
Further develop satellite deposits at the Seabee Operations, by continuing with an underground bulk sampling program at Porky West and, pending environment approval and permits, moving Santoy 8 towards commercial production; and

v)	Invest in capital projects and equipment to increase both production and productivity at the Seabee Operation.

As discussed previously, due to an interruption to production attributable to machine maintenance and to the loss of a remote scoop, the Company maintained production tonnage by accessing lower grade ore material.  As a result, Claude is revising its 2009 production output to between 46,000 to 50,000 ounces with operating costs of approximately $31.0 to $33.0 million.

Capital is expected to remain at current year levels as a result of added investment at Madsen and the continued upgrades at the Seabee Operations.

At current gold prices and forecast production, Management believes operating cash flows may not be sufficient to fund the continued exploration at Madsen.  To this end, the Company closed a private placement offering subsequent to the Balance Sheet date.  Further, the Company intends to continue divesting its remaining non core assets, the proceeds of which may decrease the need for additional capital to be raised.

Disclosure Controls And Procedures and Internal Controls Over Financial Reporting

As of March 31, 2009, we evaluated our disclosure controls and procedures as defined in the rules issued by the US Securities and Exchange Commission and the Canadian Securities Administrators.  This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

No significant changes were made in Claude’s internal controls over financial reporting during the period ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Caution Regarding Forward-Looking Information

This MD&A contains “forward-looking statements” that are based on Claude’s expectations, estimates and projections as of the dates the statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as “outlook”, “anticipate”, “project”, “forecast”, “target”, “believe”, “estimate”, “expect”, “intent”, “should”, “could” and similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to, gold price and foreign currency exchange rate volatility and to uncertainties and costs related to exploration and development activities, production rates, cash and total costs of production, or the ability to obtain necessary permitting or financing.

Claude Resources Inc	13

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)

A discussion of these and other factors that may affect Claude’s actual results, performance, achievements or financial position is contained in the filings by Claude Resources Inc. with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

This list is not exhaustive of the factors that may affect Claude’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements. Claude does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.

Additional Information

Additional information related to the Company, including its annual information form (Form 40F in the US), is available on Canadian (www.sedar.com) and US (www.sec.gov) securities regulatory authorities websites.  Certain documents are also available on the Company’s website at www.claudresources.com.

Claude Resources Inc	14